UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Kookmin Bank’s Sale of its Equity Stake in

Hyundai Engineering & Construction Co., Ltd.

On March 4, 2011, KB Financial Group Inc. disclosed that Kookmin Bank, its wholly-owned subsidiary, decided to sell Kookmin Bank’s entire equity stake in Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”). Details of such sale are as follows:

•	Number of shares to be sold: 3,966,000 shares

•	Sale amount: KRW 496,053,766,908

•	Total number of shares of Hyundai E&C to be owned by Kookmin Bank following the sale: none

•	Expected sale date: April 8, 2011

•	Other relevant information:

•	The above details are subject to change depending on Hyundai E&C shareholders’ association’s agreement and regulatory approval.

•	The above sale amount is subject to change depending on foreign exchange rates, etc.

•	The expected sale date stated above is the date on which the payment of the purchase price and other related matters are expected to be finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 4, 2011	By:	/s/ Wang-Ky Kim
(Signature)

Name:	Wang-Ky Kim
Title:	Deputy President & CPRO